Exhibit 99.1

8D2A00 840606 9B015D 7800A4 2C13AD 1E592F 035663 0040B0 223548 We are at a watershed moment for Enterprise Applications Public Cloud BTP AI Foundation on BTP Embedded AI Customized AI Cloud AI infused Execute transactions Run smart processes Deliver AI-driven outcomes

8D2A00 840606 9B015D 7800A4 2C13AD 1E592F 035663 0040B0 223548 75% Increase in on-time planning 34% Decrease in carbon emission per product Public ~90% Faster ERP upgrades

Public Our success formula for sustained, rapid growth at scale Accelerating revenue growth through 2027 Land with RISE/GROW & expand to our LoB portfolio Scalability #1 Enterprise application and Business AI company Focus Accelerating the pace of innovation across our portfolio Innovation Public

Public FOCUS x SCALABILITY x INNOVATION = ACCELERATING REVENUE GROWTH Our goal Public

Public Our goal: #1 Enterprise application company by focusing on Cloud ERP Suite Enterprise Application company according to IDC1 Growth of Cloud ERP Suite every quarter since Q1/2022 Total Addressable Market of Cloud ERP Suite alone by 2027 1. IDC Semiannual Software Tracker 2023 H2 Final Historical, April 2024; Analysis based on IDC standard view in USD constant currency FOCUS x SCALABILITY x INNOVATION = ACCELERATING REVENUE GROWTH Extension Suite

Public Our goal: #1 Business AI company Huge potential by embedding Business AI across our portfolio SAP Cloud users worldwide across the portfolio to benefit from Embedded & Customized AI partners onboarded as part of SAP’s AI ecosystem building custom AI on SAP’s Generative AI Hub ABAP developers globally to potentially benefit from Joule for Developers of most used tasks will be infused by Joule FOCUS x SCALABILITY x INNOVATION = ACCELERATING REVENUE GROWTH

Public Customer contracts allow SAP to use data for AI training Business data & customer base Out-of-the-box scenarios High-value AI use cases by end of the year Choice of the best LLM models1 AI standards, identity, security 1. For custom-built in GenAI Hub of SAP AI guiding principles Our Business AI differentiates us FOCUS x SCALABILITY x INNOVATION = ACCELERATING REVENUE GROWTH

Public with RISE with SAP and GROW with SAP to our LoB portfolio Our profitable growth formula to deliver scale FOCUS x SCALABILITY x INNOVATION = ACCELERATING REVENUE GROWTH

Public extensibility potential per € of software spend remaining support revenue conversion potential at 2-3x BTP attach rate to RISE with SAP in 2023 Land with RISE with SAP Significant untapped potential to be addressed through strengthened adoption focus Run and innovate Discover and explore Move and deploy Plan and prepare PROCESS DATA PEOPLE APPLICATIONS FOCUS x SCALABILITY x INNOVATION = ACCELERATING REVENUE GROWTH

Public linking business processes, systems, data, and people through increased employee proficiency in systems directly contributing to business agility & transformation success PROCESS DATA PEOPLE APPLICATIONS Further extending Business Transformation offering Incorporating user-centric adoption, enablement and productivity capabilities FOCUS x SCALABILITY x INNOVATION = ACCELERATING REVENUE GROWTH

Public of customers by volume opt for premium packages net-new customer share since introduction country versions available for S/4HANA Cloud, public edition Land with GROW with SAP For mid-market and net-new customers FOCUS x SCALABILITY x INNOVATION = ACCELERATING REVENUE GROWTH Cloud ERP delivered with speed, predictability, and continuous innovation Solutions Services Resources

Public We have significant cross-sell potential 1 2 >4 of Cloud customers with significant cross-sell potential of Cloud revenue of Cloud customers % of customers % of annual Cloud revenue Cloud customers with x number of SAP Cloud solutions in 2023 ~15% in 2022 SAP Solutions in 2023 (average) SAP Solutions in 2023 (average) 3 Expand into the full line-of-business portfolio FOCUS x SCALABILITY x INNOVATION = ACCELERATING REVENUE GROWTH Number of SAP Cloud Solutions

FOCUS x SCALABILITY x **INNOVATION** = ACCELERATING REVENUE GROWTH

We accelerate pace of innovation in the cloud

Innovation examples


Chief
Information
Officer


Chief
Operating
Officer


Chief
Financial
Officer


Chief
Human Resources
Officer

SAP Joule x NVIDIA
AI consultant & ABAP development

WalkMe
User-centric adoption & enablement

SAP Signavio
Process AI

Supply Chain Management
AI disruption management

SAP Ariba Guided Buying
AI spend management

Sustainability Control Tower
AI supported report generation

SAP Joule
User productivity engine

SAP Fieldglass
Workforce analytics

Public

Public RISE with SAP Still ~€11B maintenance to be converted to cloud revenue at 2-3x GROW with SAP Increasing share in ~€100B Public Cloud ERP market Clean Core and extension via BTP Platform revenue potential of €1 per €2-3 spend on SaaS Cross-sell Line of Business apps Growth potential assuming ~15% growth at market level Leader in Business AI Analysts expect market to grow up to ~$150B by 2027 Top-line Total revenue €31.2B 2023 2025 Ambition >€37.5B 10% CAGR1 [23-25] >€ 21.5B 25% CAGR [23-25] Accelerating through 2027 € 13.7B 2027 Accelerating total revenue growth through 2027 Capitalizing on several SAP-sized opportunities FOCUS x SCALABILITY x INNOVATION = ACCELERATING REVENUE GROWTH 1. Compound Annual Growth Rate

Rising Demand

Boost in demand growth in the midst of the AI wave

Overview of demand

YoY pipeline creation growth[1] (1st Half vs 2nd Half)



2022 – 2023
~3.4x
2021 – 2022
~1.6x
H1 YoY Growth
Jan to June
H2 YoY Growth
July to Dec

Cloud ERP demand spiked for key industry clusters in H2'23



+96 pp
Discrete Industries
+71 pp
Energy & Natural Resources
+37 pp
Consumer Industries
H1 YoY Growth
Jan to June
H2 YoY Growth
July to Dec
pp: percentage point increase

Public

1. Based on pipeline value created

Public Shift to Cloud gaining more traction YoY increase maintenance revenue converted to Cloud Bookings 54% 13% 2021 39% 47% 14% 2022 44% 42% 32% 2023 2024 2025 2026 2027 2028 14% Expanding Cloud footprint % Cloud ERP customers with ≥4 Cloud solutions 28% 49% 2021 2023 100% 100% since 2021 (RISE Launch) Cloud Revenue Software & Support Revenue Services Revenue Move to Cloud Momentum Installed-base transition and positive up- & cross-sell trends to fuel our growth Expect to reach 50% of Cloud Revenue in 2024 Total Revenue mix in % overtime ILLUSTRATIVE

Focus on User Adoption

Emphasizing adoption to support revenue realization and customer retention

Strong Total Cloud Backlog build paired with fast software activation


Deployed ACV
Total Cloud Backlog
€23B
€32B
€44B
+39%
CAGR1
+76%
CAGR1
2021
2022
2023
2024

Cloud mindset embedded across the organization

- Faster **activation** of the **full contract** value – Limit ramped deals
- **Rapid** delivery of **productive environments** – less than 24Hrs
- **Customized onboarding** experience based on situation and ambitions
- **Partners incentivization** to drive adoption and consumption at scale
- **Shared compensation KPIs** on adoption field employees & leaders
- walkme as enabler to **drive optimal user adoption** beyond deployment

Public 1. CAGR 2021-2023

Revenue Excellence

Strengthening our go-to-market engine for quality revenue growth

High Revenue Quality Amid Market Shifts

Net Retention from Q1 2022 to Q4 2023



+6pp
-9pp
Industry Median Decline[1]
Q4 2021
Q4 2023

Trend

SaaS industry experienced a **noticeable decline** in **Net Retention**, in contrast to **SAP** which **observed steady increase**

Increasingly Profitable Cloud Growth

New & Up-sell Cloud Bookings / Sales & Marketing Expenses



+25% Uplift
2021
2022
2023
2024
2025

Levers

- Workforce Productivity
- Revised Payout Policies
- Partner-driven territories
- Digital Hires (Virtual Hubs)
- Internal AI Adoption
- Process Automation

Public

1. Median Net Retention for the software universe from Q4 2021 to Q4 2024; Altimeter Capital - Jamin Ball

INTERNAL Public – SAP and Partners Only 49

Public Illustrative. All figures based on non-IFRS, continuing operations and on updated non-IFRS definition in 2024. Growth rates represent CAGR 2023 -2025. Ambition 2025 is based on an exchange rate of 1.10 USD per EUR. Outlook 2024 is based on midpoint, if applicable. On track towards Ambition 2025 Consistent execution continued over the past 12 months €13.7bn Actuals 2023 Outlook 2024 €17.15bn Ambition 2025 CAGR +25% >€21.5bn €9.8bn Actuals 2023 Ambition 2025 +28% ~€16.2bn €5.1bn Actuals 2023 Outlook 2024 ~€3.5bn Ambition 2025 +25% ~€8.0bn €6.5bn Actuals 2023 Outlook 2024 €7.75bn Ambition 2025 +24% ~€10.0bn €31.2bn Actuals 2023 Ambition 2025 >€37.5bn +10%

Public Total revenue growth at constant currencies. FCF margin defined as FCF divided by Total Revenue. Optimizing the Growth-Margin performance Expecting accelerated revenue growth and increased free cash flow margin in 2025 0 10 20 30 40 0 10 20 30 40 Total Revenue Growth Free Cash Flow Margin 2023 2025e Illustrative.

Public Total Revenue On-Prem Services (4.3 | +6%)Cloud Software (1.8 | -12%) Support (11.5 | -1%) Cloud ERP Suite (10.6 | +33%) Extension Suite (2.3 | +2%) IaaS (0.7 | -16%) Cloud (71.9% | +2.2pp) Services (20.5% | -2.7pp) Software & support (89.8% | -0.4pp) Free Cash Flow S&M (27% | +1.0pp) R&D (20% | -0.4pp) G&A (4% | -0.0pp) Other Tax payments SBC payouts Net working capital Restructuring & compliance SBC expense Depreciation Other non-op Capex Leasing Gross Profit OP OCF €13.7bn (+23%) €13.3bn (-3%) €22.6bn (+8%) €6.51bn (+5%) €6.21bn (+9%) €5.09bn (+16%) Net interest receipts SAP financial performance 2023 €31.2bn (+9%) Illustrative. All figures based on non-IFRS, continuing operations and on updated non-IFRS definition in 2024, except operating cash flow which is based on IFRS. Revenue in € bn | expense ratios in % of total revenue | all growth rates at constant currencies.

Public Focus on Cloud ERP Suite Sustained momentum drives accelerating overall cloud growth 31% 31% 33% 34% 33% 33% 34% 33% 32% Q1 2022 Q1 2023 Q1 2024 10% 11% 12% 2% 1% 1% 0% 8% 8% Q1 2022 Q1 2023 Q1 2024 1% 1% -11% -19% -14% -22% -18% -7% -15% Q1 2022 Q1 2023 Q1 2024 Cloud ERP Suite Extension Suite SaaS & PaaS IaaS Illustrative. All figures based on non-IFRS and continuing operations. Growth rates at constant currencies, unless stated otherwise. Extension Suite

Public APJ & Greater China EMEA Latin America North America Illustrative SAP Cloud Users Business AI to boost user productivity Joule could be a multi-billion USD opportunity for our customers just from user productivity Cloud Users

Public Oter 2023 software support revenue Other* S/4 or ECC: purely on-prem S/4 or ECC: mixed on-prem and cloud** Oter 2023 software support revenue End of mainstream maintenance by 2027 End of mainstream maintenance beyond 2027 as of May 2024 as of May 2024 Customers’ move to cloud accelerates Business AI and Clean Core benefits drive support revenue conversion * Mainly mid-market (Business One) and non-ERP solutions. ** Customers that have already transitioned a part of their productive ERP landscape to cloud. Illustrative

Public Total Revenue On-Prem Services (4.3 | +6%)Cloud Software (1.8 | -12%) Support (11.5 | -1%) Cloud ERP Suite (10.6 | +33%) Extension Suite (2.3 | +2%) IaaS (0.7 | -16%) Cloud (71.9% | +2.2pp) Services (20.5% | -2.7pp) Free Cash Flow Tax payments SBC payouts Net working capital Restructuring & compliance SBC expense Depreciation Other non-op Capex Leasing Gross Profit OP OCF €13.7bn (+23%) €13.3bn (-3%) €22.6bn (+8%) €6.51bn (+5%) €6.21bn (+9%) €5.09bn (+16%) Net interest receipts SAP financial performance 2023 Software & support (89.8% | -0.4pp) €31.2bn (+9%) S&M (27% | +1.0pp) R&D (20% | -0.4pp) G&A (4% | -0.0pp) Other Illustrative. All figures based on non-IFRS, continuing operations and on updated non-IFRS definition in 2024, except operating cash flow which is based on IFRS. Revenue in € bn. Expense ratios in % of total revenue. All growth rates at constant currencies.

Public Illustrative. All figures based on non-IFRS, continuing operations and on updated non-IFRS definition in 2024. Cloud 2025e Software Services 2020 2021 2022 2023 2024e Support 68,7% 70,7% 70,3% 69,7% 70,8% 71,4% 73,0% 72,2% 72,5% Q1 2022 Q1 2023 Q1 2024 89,5% 90,3% 90,3% 91,1% 88,9% 90,2% 90,1% 89,8% 89,2% Q1 2022 Q1 2023 Q1 2024 Rapid gross profit growth Supported by expanding cloud gross margins and stable on-premise margins

Public Illustrative. All figures based on non-IFRS, continuing operations and on updated non-IFRS definition in 2024. Stringent transformation program with tight governance in place >500 efficiency measures rigorously tracked & executed across all functions Triple-digit million € AI-based efficiencies leveraging SAP technology Future-proof workforce transformation with strict hiring guidance Zero-based spend process established across all functions 123% 156% 2022/21 2023/22 Nominal currency expense growth divided by total revenue growth rate. Increasing operating leverage Transformation program to deliver structural improvements

Public 2021 2022 2023 2024e 2025e 27.0% 25.9% 24.4% 2021 2022 2023 2024e 2025e 19.5% 20.6% 20.2% 2021 2022 2023 2024e 2025e 4.4% 4.3% 4.3% Next Level GTM role transformation incl. regional / layer consolidation AI-powered sales & marketing efficiency and productivity initiatives Growth at lower CAC* through adoption focus, increased cross-selling, channel sales *Customer acquisition cost Stringent long-tail reduction of low performing products across portfolio Role & location mix transformation according to industry benchmarks AI-powered development (e.g., GitHub Copilot and SAP Joule for Developers) Consolidation of corporate functions (e.g., Operations for stronger program governance) AI-powered support functions productivity increase (e.g., contracting, policies) Zero-based budgeting for 3rd party spend and stringent spend governance Increasing efficiency and scalability Aiming to decouple expense growth from revenue growth Illustrative. Expense ratios based on non-IFRS, continuing operations and on updated non-IFRS definition in 2024 expressed in % of total revenue.

Public 83 Total Revenue On-Prem Services (4.3 | +6%)Cloud Software (1.8 | -12%) Support (11.5 | -1%) Cloud ERP Suite (10.6 | +33%) Extension Suite (2.3 | +2%) IaaS (0.7 | -16%) Cloud (71.9% | +2.2pp) Services (20.5% | -2.7pp) Software & support (89.8% | -0.4pp) Free Cash Flow S&M (27% | +1.0pp) R&D (20% | -0.4pp) G&A (4% | -0.0pp) Other Tax payments SBC payouts Net working capital Restructuring & compliance Capex Leasing Gross Profit OP OCF €13.7bn (+23%) €13.3bn (-3%) €31.2bn (+9%) €22.6bn (+8%) €6.21bn (+9%) €5.09bn (+16%) SAP financial performance 2023 SBC expense Depreciation Other non-op Net interest receipts €6.51bn (+5%) Illustrative. All figures based on non-IFRS, continuing operations and on updated non-IFRS definition in 2024, except operating cash flow which is based on IFRS. Revenue in € bn. Expense ratios in % of total revenue. All growth rates at constant currencies.

Public Illustrative. All figures based on non-IFRS and continuing operations.2024e based on mid-point . non-IFRS Operating profit Free cash flow Free cash flow in % of non-IFRS operating profit 2022 2023 2025e €6.4bn €4.4bn €6.5bn €5.1bn ~€10.0bn ~€8.0bn 2024e ~€3.5bn €7.6 – 7.9bn 68% 78% ~45% ~80% Restructuring Wind-down of Factoring Compliance Settlement Elevated SBC Payout Cash conversion on positive trajectory 2024 free cash flow expected to be impacted by short-term effects

Public Capital returns reflect commitment to shareholder value Updated dividend policy based on non-IFRS results Targeting to pay dividends of at least 40% of our non-IFRS profit after tax from continuing operations €1.85 2022 2023 2024 €2.20 €2.451 €2.05 1. Includes a special dividend of €0.50 to celebrate SAP’s 50th anniversary. 2021 2025 €1.95 €0.50 Based on payment dates. 1. Based on updated dividend policy. 41% 53% 140% 43% 2021 2022 2023 2024 IFRS Profit after Tax 52% 59% Non-IFRS Profit after Tax1 2021 2022 2023 €2.2bn €3.3bn €2.9bn1 €1.0bn2 €3.2bn €1.5bn2 Based on payment dates 1. Dividend payment 2. Share buyback (YTD for 2024) 2024 YTD €4.4bn €2.4bn1 €2.6bn1 €0.6bn2 €5.0bn 2023-2025 1. Remaining Volume €3.3bn1 €1.7bn Illustrative.

Public Confidence in our future Aiming for accelerating revenue growth Total Revenue Growth supported by sustained cloud momentum Free Cash Flow Growth supported by profit growth and strong cash conversion Operating Profit Growth supported by increased operating leverage Total Revenue Cloud Revenue Operating Profit 31.2 13.7 17.0 – 17.3 6.5 7.6 – 7.9 2023 Actual 2024 Outlook 2025 Ambition 2027 ~10.0 Operating Margin Expansion beyond 2025 Accelerating Total Revenue growth through 2027 Illustrative. All figures based on non-IFRS and continuing operations. Ambition 2025 is based on an exchange rate of 1.10 USD per EUR. Outlook 2024 is based on midpoint, if applicable.